July 18, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp.
Registration Statement on Form S-1
File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
     On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR in connection with the above-referenced Registration Statement relating to the offering of shares of the Company’s common stock, par value $0.10 per share the pictures or graphics that the Company intends to use for the inside cover of the prospectus, which are attached as Annex A to this letter.
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Securities and Exchange Commission	2	July 18, 2011
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Matt McNair, Esq. Sharon Blume John Nolan

Regional Management Corp. Thomas F. Fortin White & Case LLP Colin J. Diamond

Annex A

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